UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

Bonn, May 20, 2003

New composition of Deutsche Telekom’s Supervisory Board confirmed at shareholders’ meeting

The shareholders’ meeting of Deutsche Telekom today newly elected the candidates nominated by the Supervisory Board, Dr. Hans-Jürgen Schinzler, Dr. Klaus G. Schlede and Dr. Wendelin Wiedeking, to the Supervisory Board as shareholders’ representatives.

Mr. Gert Becker, Prof. Dr. Helmut Sihler and Dr. Hans-Dietrich Winkhaus had resigned from the board with effect from the end of the 2003 shareholders’ meeting.

Dr. Manfred Overhaus and Dr. Klaus Zumwinkel were confirmed as board members. They had initially been appointed by the court to replace Dr. André Leysen and Prof. Dr. Heribert Zitzelsberger, who had left prior to the end of their terms. Dr. Klaus Zumwinkel has been chairman of the Supervisory Board of Deutsche Telekom AG since March 14, 2003.

78/03

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: May 21, 2003